CUSIP NO.  449489 10 3                13G                PAGE 1 OF 4 PAGES



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                               (Amendment No. 3)*

                               I.D. Systems, Inc.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                        -------------------------------
                         (Title of Class of Securities)

                                  449489 10 3
                            ------------------------
                                 (CUSIP Number)

                                December 31, 2002
                          ---------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [   ]   Rule 13d-1 (b)
     [   ]   Rule 13d-1 (c)
     [ X ]   Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of  4  Pages


CUSIP NO.  449489 10 3                13G                PAGE 2 OF 4 PAGES


1    NAME OF REPORTING PERSON
     ------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     -------------------------------------------------

     JEFFREY M. JAGID
------------------------------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [   ]
     ------------------------------------------------   (b) [   ]
------------------------------------------------------------------------------------------------------

3    SEC USE ONLY
     ------------
------------------------------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION
     ------------------------------------
     UNITED STATES
------------------------------------------------------------------------------------------------------

NUMBER OF       5    SOLE VOTING POWER
---------            555,250 (Includes 318,000 currently exercisable options to purchase Common Stock)
SHARES          --------------------------------------------------------------------------------------
------          6    SHARED VOTING POWER
BENEFICIALLY         0
------------    --------------------------------------------------------------------------------------
OWNED BY        7    SOLE DISPOSITIVE POWER
--------             555,250 (Includes 318,000 currently exercisable options to purchase Common Stock)
EACH            --------------------------------------------------------------------------------------
----            8    SHARES DISPOSITIVE POWER
REPORTING            0
---------       --------------------------------------------------------------------------------------
PERSON
------
------------------------------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -------------------------------------------------------------------------------------------------
     555,250 (Includes 318,000 currently exercisable options to purchase Common Stock)
------------------------------------------------------------------------------------------------------

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [ ]
     ----------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     ------------------------------------------------
     7.8%
------------------------------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON*
     --------------------------
     IN
------------------------------------------------------------------------------------------------------

                     *  SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO.  449489 10 3                13G                PAGE 3 OF 4 PAGES


Item 1(a).     Name of Issuer:  I.D. SYSTEMS, INC.

Item 1(b). Address of Issuer's Principal Executive Offices: 1 UNIVERSITY PLAZA, HACKENSACK, NEW JERSEY 07601

Item 2(a).     Name of Person Filing: JEFFREY M. JAGID

Item 2(b).     Address of Principal Business Office or if none, Residence:  SEE
               ITEM 1(B) ABOVE

Item 2(c).     Citizenship:  SEE ITEM 4 ON PAGE 2

Item 2(d).     Title of Class of Securities: COMMON STOCK, $.01 PAR VALUE

Item 2(e).     CUSIP Number:  449489 10 3

Item 3.        Not Applicable

Item 4.        Ownership:

     (a) Amount Beneficially Owned: 555,250 (INCLUDES 318,000 CURRENTLY EXERCISABLE OPTIONS TO PURCHASE COMMON STOCK)

     (b)     Percent of Class: 7.8%

     (c)     Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote: 555,250 (INCLUDES 318,000 CURRENTLY EXERCISABLE OPTIONS TO PURCHASE COMMON STOCK)

          (ii)     shared power to vote or to direct the vote:  0

          (iii)     sole power to dispose or to direct the disposition of:
555,250 (INCLUDES 318,000 CURRENTLY EXERCISABLE OPTIONS TO PURCHASE COMMON
STOCK)

          (iv)     shared power to dispose or to direct the disposition of:  0

Item 5.     Ownership of Five Percent or Less of a Class: NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7.     Identification and Classification of Subsidiary Which Acquired the
            Securities:  NOT APPLICABLE

Item 8.     Identification and Classification of Members of the Group: NOT
            APPLICABLE

Item 9.     Notice of Dissolution of Group: NOT APPLICABLE

Item 10.    Certification:  NOT APPLICABLE

CUSIP NO.  449489 10 3                13G                PAGE 4 OF 4 PAGES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 2003

By: /s/  JEFFREY M. JAGID
   -----------------------
     JEFFREY M. JAGID